April 16, 2012	Craig E. Marcus
617-951-7802
Craig.Marcus@ropesgray.com

VIA EDGAR AND E-MAIL

Securities and Exchange Commission

Division of Investment Management

100 F Fifth Street, N.E.

Washington, DC 20549

Attention:	Mary A. Cole

Re:	Kohlberg Capital Corporation (the “Company”)

Preliminary Proxy Statement on Schedule 14A for the Company’s 2012 Annual Stockholder Meeting
File No. 814-00735

Dear Ms. Cole:

On April 16, 2012, you provided, via telephone, comments of the staff (the “Staff”) of the Securities and Exchange Commission (the “Commission”) relating to the Company’s Preliminary Proxy Statement on Schedule 14A for the Company’s 2012 Annual Stockholder Meeting filed with the Commission on April 6, 2012 (File No. 814-00735) (the “Proxy Statement”).

On behalf of the Company, please find below the Company’s responses to the Staff’s comments. All responses to the Staff’s comments set forth in this letter are submitted on behalf of the Company at its request. For your convenience and in order to expedite the Staff’s review, the Staff’s comments are reproduced in bold in numerical sequence in this letter, and the corresponding responses of the Company are shown below such comments.

Proxy Statement

1.	On page 19 of the Proxy Statement under “Long-Term Incentives,” the fourth sentence of the first paragraph refers to all grants under the Amended and Restated 2006 Equity Incentive Plan as being approved by the Company’s Board of Directors. Please confirm supplementally that the reference to Board approval refers to approval pursuant to Section 57(o) of the Investment Company Act of 1940, as amended.

RESPONSE TO COMMENT 1

The Company supplementally confirms to the Staff that the reference to Board approval in the above-mentioned sentence refers to approval pursuant to Section 57(o) of the Investment Company Act of 1940, as amended.

2.	Please confirm supplementally that the Company has no soft-dollar or affiliated brokerage arrangements in place.

RESPONSE TO COMMENT 2

The Company supplementally confirms to the Staff that the Company currently has no soft-dollar or affiliated brokerage arrangements in place.

* * *

Securities and Exchange Commission	- 2 -	April 16, 2012

The Company has authorized us to acknowledge on its behalf that (i) it is responsible for the adequacy and accuracy of the disclosure in the filings; (ii) Staff comments or changes to disclosure in response to Staff comments do not foreclose the Commission from taking any action with respect to the filings; and (iii) it is the Staff’s view that the Company may not assert Staff comments as a defense in any proceeding initiated by the Commission or any person under the federal securities laws of the United States.

I hope that the foregoing has been responsive to your comments. If you should have any questions about this letter or require any further information, please contact the undersigned at 617-951-7802 or Richard Gluckselig at 212-841-0445. Thank you for your assistance.

Very truly yours,

/s/ Craig E. Marcus

cc:	Dayl W. Pearson